Exhibit 99.1

Bragg Gaming Announces Resignation of Chief Financial Officer

TORONTO, April 5, 2024 – Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a global B2B gaming technology and content provider, today announced that Chief Financial Officer (“CFO”), Ronen Kannor, has notified Bragg’s board of directors (“Board”) that he will resign from his position to pursue other career opportunities, effective June 3, 2024. The Company confirms that the search for a replacement CFO has commenced.

Matevž Mazij, Chief Executive Officer and Chair of the Board, commented, “We thank Ronen for his dedication and commitment to Bragg over the past four years and for his unwavering service as a pivotal member of the leadership team.

“During his tenure as CFO, the Company has undergone huge positive transformation including being uplisted to the Toronto Stock Exchange, dual listed on the NASDAQ and successfully completing two acquisitions, all while reporting consecutive years of revenue, gross profit and adjusted EBITDA growth. We wish Ronen all the very best in his future endeavors.”

Ronen Kannor commented, “It has been an honor to be part of the Bragg team which has successfully navigated many challenges and continued to deliver consistent growth over the past four years. I thank the Board for their support throughout my time with Bragg, and I am now fully focused on ensuring a smooth handover to my successor.

“Special thanks goes to my finance team, who work tirelessly to deliver the positive change and financial growth that the Company continues to achieve. I wish them and all of my colleagues continued success with Bragg now and in the future.”

About Bragg Gaming Group Inc.

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more

For investor relations:

Yaniv Spielberg, Chief Strategy Officer, Bragg Gaming Group
info@bragg.games

James Carbonara, Hayden IR
+1 (646)-755-7412
james@haydenir.com

For media enquiries or interview requests:

Giles Potter, Chief Marketing Officer, Bragg Gaming Group
press@bragg.group